SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Management’s Proposal for the Extraordinary Shareholders Meeting to be held on June 8, 2016

The Management of the Company hereby presents items 12.5 to 12.10 of the Reference Form (Appendix 24 of CVM Instruction 480 dated December 7, 2009) of Braskem S.A..

Index

Item 12.5 and 12.6	Page.3
Item 12.7 and 12.8	Page.5
Item 12.9	Page.5
Item 12.10	Page.5

12.5/12.6 – Composition and professional experience of the management and fiscal board

Name	Date of birth	Management body	Election date	Term of office	Number of consecutive terms of office
CPF (Individual Taxpayers’ Register)	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Total of meetings held by the respective body since investiture
Other positions and duties performed in the Company					Percentage of participation in the meetings (%)

JOÃO COX NETO	May 2, 1963	Member of the Board of Directors only	June 8, 2016	2 years (up to the 2018 Ordinary General Meeting – OGM)	Indication for the 1st term of office
239.577.781-15	Economist	Board of Directors (Sitting Member)	June 8, 2016	Yes	n/a
He does not exercise other positions or duties in the Company					n/a
Helena da Costa Silveira Troper	April 1, 1983	Member of the Board of Directors only	June 8, 2016	2 years (up to 2018 OGM)	Indication for the 1st term of office
171.415.338-00	Lawyer	Board of Directors (Alternate)	June 8, 2016	Yes	n/a
She does not exercise other positions or duties in the Company					n/a
André Amaro da Silveira	July 18, 1963	Member of the Board of Directors only	June 8, 2016	2 years (up to 2018 OGM)	Indication for the 1st term of office
520.609.346-72	Civil Engineer	Board of Directors (Alternate)	June 8, 2016	Yes	n/a
He does not exercise other positions or duties in the Company					n/a
Marcelo Mancini Stella	January 11, 1963	Member of the Board of Directors only	June 8, 2016	2 years (up to 2018 OGM)	Indication for the 1st term of office
110.902.258-14	Production Engineer	Board of Directors (Alternate)	June 8, 2016	Yes	n/a
He does not exercise other positions or duties in the Company					n/a

Professional experience/ Declaration of possible adverse sentences/ Independence criteria

JOÃO COX NETO

Mr. Cox is an Economics graduate from Universidade Federal da Bahia with post graduation in Economics from Université du Québec à Montreal and College of Petroleum Studies of Oxford University. Mr. Cox speaks native Portuguese, and English, French and Spanish. He was also a member of the Board of Directors of some companies in different countries (Brazil, Argentina, Holland and Israel), and was also part, as board member, of the CRSFN – National Financial System Resources Council, the Board of Directors of ABRASCA (Brazilian Association of Publicly Held Companies) and of IBRI (Brazilian Institute of Investors’ Relations). Since April 1999, he has been deeply involved in the telecommunications industry as Chairman, CEO or Vice-Chairman. From 2006 to 2010, at Claro, the second largest cell phone operator in Brazil, he acted as Chairman, CEO and Vice-Chairman. From April 1999 to August 2004, he acted as Finance and Investors’ Relations Vice-Chairman of Telemig Celular Participações and Tele Norte Celular Participações, a position shared with the CEO of Telemig Celular and Amazônia Celular. In 2005, he was the Vice-Chairman of the Board of Directors of Cellcom, the largest cell phone operator in Israel. During his recent period of four years at Claro, Mr. Cox more than doubled the revenue and number of clients, taking it to the second position in market share while he increased EBITDA more than tenfold. The introduction of the 3G technology in Brazil should be emphasized. Mr. Cox is an independent member of the Board of Directors of Embraer, the Chairman of the Board of Directors of Estácio Participações S.A., a Member of the Board of Directors of Linx S.A., a Member of the Board of Directors of Odebrecht TransPort and Founding Partner and company manager of Cox Investimentos & Consuloria Ltda. and Cox Advisory. The board member declares that he is not the object of: (a) any criminal adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Cox declares that he is not a politically exposed person and that he does not occupy a position in a third-sector organization. In addition, Mr. Cox is considered an independent member based on the independence criterion defined by BM&F Bovespa.

Helena da Costa Silveira Troper

Mrs. Helena Troper joined the Odebrecht Organization in 2010 as a lawyer of the Legal Department of Odebrecht S.A., and still occupies this position today. Before 2010, she acted as senior associate lawyer at the firm Lefosse Advogados, from 2003 to 2010, and was also a visiting lawyer at the law firm Linklaters LLP (New York, NY, USA). Mrs. Helena has a degree in Law by Pontifícia Universidade Católica de São Paulo (PUCSP) and has a master degree from the University of Chicago (Chicago, Illinois, USA). The board member declares that she is not the object of: (a) any criminal adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated her to perform any professional or commercial activity. Mrs. Helena declares that she is not a politically exposed person and that she does not occupy a position in a third-sector organization.

ANDRÉ AMARO DA SILVEIRA

A Member of the Odebrecht Organization for 26 years, André Amaro da Silveira is the Chairman of Odebrecht Defesa e Tecnologia since August 1, 2013. He began his career in heavy infrastructure works throughout Brazil. He has been involved in large projects, such as the International Airport of Belo Horizonte, Port of Paranaguá, Port of Recife and the Fepasa Railway in São Paulo. He led the Odebrecht investments in public utility concession services: Águas de Limeira (sanitation in Brazil), Grupo Concessionario del Oeste (roads in Argentina) and Lusoponte (roads in Portugal). He was responsible for Structured Financing, Logistics and Exports at Construtora Noberto Odebrecht (2003 to 2006), for Planning & Development at Braskem S.A. (2008), Personnel and Organization at Odebrecht S.A. (2009 to 2011) and Chairman of Odebrecht Properties (2012). His international experience also includes 4 years in Germany, 3 years in Argentina and 4 years in Portugal, 2 of which as Chairman of Bento Pedroso Construções SA, wholly-owned subsidiary of the Odebrecht Organization. André has a degree in Civil Engineering by Universidade Federal de Minas Gerais in Brazil and an MBA from IMD-International in Switzerland. Mr. André declares that he is not the object of: (a) any criminal adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. André declares that he is not a politically exposed person and that he does not occupy a position in a third-sector organization.

Marcelo Mancini Stella

Mr. Stella is the Vice-Chairman in charge of the trade of Ethanol, Sugar and Energy and of Logistics, Supplies and Development businesses of the International Market at Odebrecht Agroindustrial since 2010. Before Odebrecht Agroindustrial he worked 8 years at Braskem in several positions, leading the Business Offices of Polyethylene, Vinyls and Polypropylene at the Polymers Unit. He worked at Pilkington Brasil Ltd. as Sales and Marketing Director in Brazil. Mr. Stella has a degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, a MBA of Universidade de São Paulo – FIA. He participated in the INSEAD Finance Program, France and the Marketing Program, Cranfield University, England. Mr. Stella declares that he is not the object of: (a) any criminal adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Stella declares that he is not a politically exposed person and that he does not occupy a position in a third-sector organization.

12.7 / 12.8 – Composition of the statutory committees and the audit, financial and compensation committees

The persons indicated hereby were not, until this date, indicated for any existing committees.

12.9 – Existence of marriage relationship, stable union, or family relation up to the 2nd degree related to managers of the issuing company, controlled companies and controlling companies

The persons indicated hereby do not have any marriage relationship, stable union or family relation up to the 2nd degree related to managers of the issuing company, controlled companies and controlling companies.

12.10 – Relationships of subordination, provision of services or control between managers and controlled companies, controlling companies and others

Identification	CPF (Individual Taxpayers’ Register) /CNPJ (National Register of Legal Entities)	Type of relationship of the Manager and the related person	Type of related person

Issuing Company Manager
Helena da Costa Silveira Troper Alternate Member of the Board of Directors	171.415.338-00	Subordination	Indirect Controlling company
Related Person
ODEBRECHT S.A. Mrs. Troper is an employee of Odebrecht S.A.	05.144.757/0001-72

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2016
BRASKEM S.A.

By:	/s/ Pedro Freitas

	Name:	Pedro Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.